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SI 18000853

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SEC PROCESSING
Received
FEB 23 2018
WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEPLER CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 49TH STREET, STE 3605

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER LAVAGNINO 212-710-7625

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS, 38TH FL	NEW YORK	NY	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, CHRISTOPHER KERR LAVAGNINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEPLER CAPITAL MARKETS, INC., as of DECEMBER, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO,

Title

Notary Public

DAVID LEVER
Notary Public, State of New York
No. 01LE6166345
Qualified in New York County
Commission Expires May 21, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Kepler Capital Markets, Inc.

Financial Statement

As of and for the Year Ended December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kepler Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Kepler Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Kepler Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Kepler Capital Markets, Inc.'s auditor since 2016.
New York, New York
February 22, 2018

Kepler Capital Markets, Inc.

Statement of Financial Condition
Year Ended December 31, 2017

ASSETS		
Cash	$	11,446,271
Restricted cash		280,525
Property and equipment (net of accumulated depreciation of $666,464)		28,444
Due from broker		309,230
Due from Parent		647,286
Prepaid expenses and other assets		487,532
Accounts receivable		242,666
Deferred tax asset		86,377
TOTAL ASSETS	$	13,528,331
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	52,309
Compensation payable		598,251
Due to affiliate		152,606
Income taxes payable		676,838
Accrued expenses and other liabilities		821,623
TOTAL LIABILITIES		2,301,627
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock ($0.01 par value, 1,000 shares authorized, 100 issued and outstanding)		1
Additional paid-in capital		11,713,982
Accumulated deficit		(487,279)
TOTAL STOCKHOLDER'S EQUITY		11,226,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,528,331

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statement.

1. Organization and Nature of Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company maintains one branch office location in Boston in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux, formerly known as Kepler Capital Markets, S.A. ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers. The Parent provides independent equity research and execution services to institutional customers with branches and subsidiaries in Amsterdam, Brussels, Frankfurt, Geneva, London, Madrid, Milan, Oslo, Stockholm, Vienna and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. The Company clears and settles U.S. equities and ADRs on a fully disclosed basis through Cowen Execution Services LLC, a U.S. clearing firm. The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currency - Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using average rates and are included in commission income. Year-end balances are translated at the year-end rate.

Revenue recognition - All commission income and expenses are recorded on a trade-date basis. Revenues earned for foreign equity commissions are allocated between the Parent and the Company. The Company provides execution services, including marketing and client relationship services, and the Parent provides research, trade administration and clearance services. The revenue allocated to the Company related to foreign equity commissions is determined on an annual basis by the Parent. Fees earned for research services are recorded as received or as notified by customers of payment. The Company distributes research from the Parent and its other affiliates to major U.S. institutional investors for purposes of effecting securities transactions in shares of issuers which are the subject of such research reports.

Concentration of Credit Risk - The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes – The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than the greater of $250,000 or 2 percent of aggregate debit items. At December 31, 2017, the Company had net capital of $9,453,874, which exceeded the required net capital by $9,203,874.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limites to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and (k)(2)(ii).

4. Fixed Assets

Fixed assets at December 31, 2017 consists of:

Computer Equipment	$467,111
Furniture	244,262
	711,373
Less: Accumulated depreciation and amortization	(682,929)
	$ 28,444

Depreciation and amortization expense for the year ended December 31, 2017 was $16,465.

5. Commitments

The Company leases office space under a non-cancelable lease agreement, which expires February 28, 2023. Rent expense for the year ended December 31, 2017 was $585,906. The Company also has a restricted cash deposit of $280,525 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Future minimum lease payments are:

2018	$ 546,000
2019	546,000
2020	546,000
2021	546,000
2022	546,000
2023	91,000
Total future minimum lease payments	$2,821,000

6. Related-party Transactions

Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services. The Due from Parent balance of $647,286 is the net of the commission receivables and the amounts payable for execution and service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $10,949,649 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement the Company paid the Parent $805,882 related to managerial, administrative, and technology services which are included in the financial caption of service fees. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

7. Employee Advances and Loans

As part of the Company's employee retention plan, the Company can periodically grant employee advances and forgivable loans. Such advances and forgivable loans are non-interest bearing and must be repaid in full if the employee resigns or is terminated for cause before the date such amount is deemed earned. At December 31, 2017, there is an outstanding balance of a forgivable loan amount of approximately $45,000 included in other assets which will be earned as of December 31, 2018.

8. Due from Broker

The Company established a fully disclosed clearing agreement with Cowen Execution Services LLC to clear and settle U.S. equities and ADRs. At December 31, 2017, the receivable from broker of $309,230 includes a clearing deposit of $250,000.

9. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2017 are as follows:

Current tax provision:	
Federal	$659,551
State and Local	13,729
Total current tax benefit	673,280
Deferred tax provision:	
Federal	$ 40,078
State and Local	73,653
Total deferred tax benefit	113,731
Total tax provision	$787,011

The Company has a net deferred tax asset of approximately $86,377 as of December 31, 2017. Most of the deferred tax asset balance is related to timing differences, resulting from prepaid expenses, accounts receivable, accrued expenses and accounts payable and deferred liabilities. The Company has a deferred tax expense of $113,731 as of December 31, 2017.

The difference between the statutory rate of 34.00% and the effective rate of 39.10% for 2017 is primarily due to the state taxes.

At December 31, 2017, the Company has no federal net operating loss carryforwards. Both NYS and NYC post apportionment net operating losses expire fully in 2025.

The Company had no unrealized tax benefits as of December 31, 2017. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2017.

Our accounting for the following elements of the Tax Act is complete:
Reduction of US federal corporate tax rate: The Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, we have recorded a decrease to DTAs and DTLs of ($35,282) and $8,890, respectively, with a corresponding net adjustment reducing net deferred tax assets of $26,392 for the year ended December 31, 2017. Upon completion of our 2017 U.S. income tax return in 2018 we may identify additional remeasurement adjustments to our recorded deferred tax liabilities. We will continue to assess our provision for income taxes as future guidance is issued, but do not currently anticipate significant revisions will be necessary. Any such revisions will be treated in accordance with the measurement period guidance outlined in Staff Accounting Bulletin No. 118.

10. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.